EXHIBIT 99.61

MERCATOR’S MINERAL PARK MINE SETS
MOLYBDENUM PRODUCTION RECORD AND
ANNOUNCES YEAR END PRODUCTION RESULTS

TRADING SYMBOL: TSX – ML

Vancouver, British Columbia: January 5, 2011 – Mercator Minerals Ltd. (“Mercator” or the “Company”) is pleased to announce that its’ wholly owned Mineral Park mine has produced a record 541,563 pounds of molybdenum in the month of December. This is the highest monthly molybdenum production rate achieved since mill start-up at Mineral Park, and culminates a year of substantially increased production levels for Mercator. Mineral Park produced a total of 1,527,995 pounds of molybdenum in the fourth quarter, resulting in total production of 4,349,937 pounds of molybdenum for the year.

Copper production at Mineral Park was sustained at 2,640,010 pounds of copper for the month of December (213,516 pounds from cathode).  Mercator ended the quarter with total production of 7,924,418 pounds of copper (686,856 from cathode), resulting in a total of 32,171,709 pounds of copper (3,153,867 pounds from cathode) produced during the year.

Silver production at Mineral Park was 52,716 ounces for the month of December, resulting in fourth quarter production of 148,463 ounces and annual production of 465,736 ounces for the year.

“2010 was a pivotal year for the advancement of Mineral Park into a major copper/molybdenum producer.  Mineral Park continues its expansion program, which will see further and demonstrable increases in production to what is already one of the largest long life mines in North America.  The advanced copper development project at El Pilar is also scheduled to commence construction within the year”, said Mike Surratt, President and CEO.  Surratt added, “It is the effort and dedication of our operating team that has developed Mercator into the premier and growing base metal company that it has become”.

Gary Simmerman, BSc., Mercator’s VP Engineering, a Qualified Person as defined by NI43-101, supervised the preparation of and verified the Mercator technical information contained in this release.

Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: “Michael L. Surratt”
Michael L. Surratt
President

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the use of proceeds, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2009 on the SEDAR website at www.sedar.com.

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.